Exhibit 99.1

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

FINANCIAL STATEMENTS

As of March 31, 2009 and December 31, 2008

and for the periods ended March 31, 2009 and 2008

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

INDEX

PAGE
Balance Sheets – March 31, 2009 and December 31, 2008 (Unaudited)	2

Statements of Operations – Three months ended March 31, 2009 and 2008 (Unaudited)	3

Statement of Changes in Shareholder’s Equity – Three months ended March 31, 2009 (Unaudited)	4

Statements of Cash Flows – Three months ended March 31, 2009 and 2008 (Unaudited)	5

Notes to Financial Statements (Unaudited)	6-31

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

BALANCE SHEETS (Unaudited)

(In thousands except per share amounts)

	March 31, 2009	December 31, 2008
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $2,885,162 and $98,827)	$2,778,866	$105,467
Investments pledged as collateral, at fair value (amortized cost $1,875,614 and $0)	1,887,529	—
Short-term investments, at fair value (amortized cost $364,881 and $80,984)	366,369	81,675

Total investments	5,032,764	187,142
Cash and cash equivalents	57,455	6,386
Securities purchased under agreements to resell	1,661,353	—
Accrued investment income	62,834	1,156
Deferred acquisition costs	736,641	—
Premiums receivable	409,371	—
Prepaid reinsurance premiums	112	453
Goodwill	31,371	—
Receivable for investments sold	887	3
Deferred income taxes, net	17,037	3,197
Other assets	337	56

Total assets	$8,010,162	$198,393

Liabilities and Shareholder’s Equity
Liabilities:
Unearned premium revenue	$3,698,198	$453
Loss and loss adjustment expense reserves	239,583	—
Reinsurance premiums payable	25	—
Securities sold under agreements to repurchase	1,661,883	—
Current income taxes	1,162	1,162
Deferred fee revenue	608	—
Derivative liabilities	5,130	—
Other liabilities	61,623	25

Total liabilities	5,668,212	1,640

Commitments and contingencies (See Note 16)
Shareholder’s Equity:
Common stock, par value $30 per share; authorized, issued and outstanding - 500,000 shares	15,000	5,000
Additional paid-in capital	2,335,249	200,897
Retained earnings	52,081	(13,909)
Accumulated other comprehensive income (loss), (net of deferred income tax of $32,512 and $2,566)	(60,380)	4,765

Total shareholder’s equity	2,341,950	196,753

Total liabilities and shareholder’s equity	$8,010,162	$198,393

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	Three months ended March 31
	2009	2008
Revenues:
Scheduled premiums earned	$113,699	$—
Refunding premiums earned	36,147	—

Premiums earned (net of ceded premiums of $5 and $31)	149,846	—
Net investment income	31,100	2,034
Fees and reimbursements	244	—

Realized gains (losses) and other settlements on insured derivatives	56	—
Unrealized gains (losses) on insured derivatives	(355)	—

Net change in fair value of insured derivatives	(299)	—
Net realized gains	—	728

Total revenues	180,891	2,762

Expenses:
Losses and loss adjustment	57,748	—
Amortization of deferred acquisition costs	28,256	—
Operating	7,790	152

Total expenses	93,794	152

Income before income taxes	87,097	2,610
Provision for income taxes	21,107	476

Net income	$65,990	$2,134

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the three months ended March 31, 2009

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount		Retained Earnings
Balance, January 1, 2009	500,000	$5,000	$200,897	($13,909)	$4,765	$196,753

Increase in par value of common shares	—	10,000	—	—	—	10,000
Comprehensive income:
Net income	—	—	—	65,990	—	65,990
Other comprehensive loss:
Change in unrealized appreciation of investments net of deferred income taxes of $35,078	—	—	—	—	(65,145)	(65,145)

Comprehensive income						845

Capital contribution from parent	—	—	2,134,413	—	—	2,134,413
Share-based compensation, net of deferred income taxes of $132	—	—	(61)	—	—	(61)

Balance, March 31, 2009	500,000	$15,000	$2,335,249	$52,081	($60,380)	$2,341,950

	2009

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(65,145)
Reclassification adjustment, net of taxes	—

Change in net unrealized appreciation, net of taxes	$(65,145)

The accompanying notes are an integral part of the financial statements.

NATIONAL PUBLIC FINANCE GUARANTEE CORPORATION

STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Three months ended March 31
	2009	2008
Cash flows from operating activities:
Net income	$65,990	$2,134
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of bond discount (premiums), net	2,142	25
Increase in accrued investment income	(61,678)	(413)
Increase in deferred acquisition costs	(736,641)	—
Increase (decrease) in unearned premium revenue	3,706,512	(29)
Decrease in prepaid reinsurance premiums	341	29
Increase in premiums receivable	(409,371)	—
Increase in loss and loss adjustment expense reserves	239,583	—
Increase in payable to affiliates	3,708	—
Increase in salvage and subrogation	(337)	—
Increase in reinsurance premiums payable	25	—
Increase in deferred fee revenue	608	—
Increase in accrued expenses	4,567	—
Net realized gains on investments	—	(728)
Unrealized losses on insured derivatives	355	—
Current income tax (benefit) provision	(132)	476
Deferred income tax provision	21,238	—
Share-based compensation	71	—
Other, operating	5,737	(382)

Total adjustments to net income	2,776,728	(1,022)

Net cash provided by operating activities	2,842,718	1,112

Cash flows from investing activities:
Purchase of fixed-maturity securities	(4,704,872)	(6,004)
Sale of fixed-maturity securities	46,171	14,543
Increase in receivable for investments sold	(884)	(5)
Purchase of short-term investments, net	(288,954)	(9,637)

Net cash used by investing activities	(4,948,539)	(1,103)

Cash flows from financing activities:
Securities purchased under agreements to resell, net	530	—
Capital contribution from parent	2,113,042	—
Other, financing	43,318	—

Net cash provided by financing activities	2,156,890	—

Net increase in cash and cash equivalents	51,069	9
Cash and cash equivalents - beginning of period	6,386	8

Cash and cash equivalents - end of period	$57,455	$17

Supplemental cash flow disclosures:
Non cash items:
Share-based compensation	$71	$—

The accompanying notes are an integral part of the financial statements.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 1: Business and Organization

National Public Finance Guarantee Corporation (“National”) is a wholly owned subsidiary of MBIA Inc. through an intermediary holding company, National Public Finance Guarantee Holdings, Inc. (“National Holdings”). Prior to February 17, 2009, National, previously named MBIA Insurance Corporation of Illinois (“MBIA Illinois”), was a wholly owned subsidiary of MBIA Insurance Corporation. In February 2009, after receiving the required regulatory approvals, MBIA Insurance Corporation transferred the stock of MBIA Illinois to National Holdings. Additionally, National was further capitalized with approximately $2.1 billion from funds distributed by MBIA Insurance Corporation to MBIA Inc. as a dividend and return of capital, which MBIA Inc. contributed to National through National Holdings. As of March 31, 2009, National was rated AA- with credit watch developing by Standard & Poor’s Corporation (“S&P”) and Baa1 with review for upgrade by Moody’s Investors Service, Inc. (“Moody’s”).

In February 2009, National and MBIA Insurance Corporation entered into a quota share reinsurance agreement effective January 1, 2009 pursuant to which MBIA Insurance Corporation ceded all of its U.S. public finance exposure to National and into an assignment agreement under which MBIA Insurance Corporation assigned its rights and obligations with respect to the U.S. public finance business that MBIA Insurance Corporation assumed from Financial Guaranty Insurance Corporation (“FGIC”). The exposure transferred to National under the reinsurance and assignment agreements totaled $554 billion of net par outstanding. The reinsurance and assignment enables covered policyholders and certain ceding reinsurers to make claims for payment directly against National in accordance with the terms of these agreements.

To provide additional protection to its policyholders, National also issued second-to-pay policies for the benefit of the policyholders covered by the above reinsurance and assignment agreements. These second-to-pay policies, which are direct obligations of National, are held by a trustee and provide that if MBIA Insurance Corporation or FGIC, as applicable, do not pay valid claims of their policyholders, the policyholders will then be able to make claims directly against National.

National insures municipal bonds, including tax-exempt and taxable indebtedness of U.S. political subdivisions, as well as utility districts, airports, health care institutions, higher educational facilities, student loan issuers, housing authorities and other similar agencies and obligations issued by private entities that finance projects that serve a substantial public purpose. Municipal bonds and privately issued bonds used for the financing of public purpose projects are generally supported by taxes, assessments, fees or tariffs related to the use of these projects, lease payments or other similar types of revenue streams.

The financial guarantees issued by National provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that National may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. Although the municipal bond market has seen a significant drop in the demand for bond insurance, National expects to compete for this business in the future.

Liquidity

Liquidity risk arises in National’s operations when claims on insured exposures result in payment obligations, when operating cash inflows fall primarily due to depressed writings of new insurance or lower investment income, or when assets experience credit defaults or significant declines in fair value.

National’s financial guarantee insurance business model is built upon the premise of “pay-as-you-go” cash flows. Its financial guarantee contracts cannot be accelerated (absent an insolvency or payment default of National), thereby mitigating liquidity risk. However, when a default or impairment of an insured obligation occurs, National encounters liquidity risk resulting from its irrevocable pledge to pay principal and interest, or other amounts owing on insured obligations, when due. Additionally, National requires cash for the payment of operating expenses. Finally, National also provides secured lending to other MBIA Inc. subsidiaries to support their business operations and liquidity position.

National also monitors liquidity risk using a Monte Carlo estimation of potential stress-level claims for all insured principal and interest payments due in the next 12-month period. These probabilistically determined payments are then compared to National’s invested assets to ensure adequate coverage of worst-case loss scenario measurements.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

National manages its investment portfolios in a conservative manner to maintain cash and liquid securities in an amount in excess of all stress scenario payment requirements. To the extent National’s liquidity resources fall short of its target liquidity cushions under the stress-loss scenario testing, National will seek to increase its cash holdings position, primarily through the sale of high-quality bonds held in its investment portfolio.

Note 2: Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements of National do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for annual periods. The accompanying financial statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of National’s financial position and results of operations.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

The results of operations for the three months ended March 31, 2009 may not be indicative of the results that may be expected for the year ending December 31, 2009. The December 31, 2008 balance sheet was derived from the financial statements of MBIA Illinois.

Financial Guarantee Insurance Premiums

Unearned Premium Revenue and Receivable for Future Premiums

National records financial guarantee insurance premiums in accordance with the guidance provided in Statement of Financial Accounting Standards No. (“SFAS”) 163, “Accounting for Financial Guarantee Insurance Contracts”. SFAS 163 requires National to recognize a liability for unearned premium revenue at the inception of financial guarantee insurance and reinsurance contracts on a contract-by-contract basis. Unearned premium revenue recognized at inception of a contract is measured at the present value of the premium due. For most financial guarantee insurance contracts, National receives the entire premium due at the inception of the contract, and recognizes unearned premium revenue liability at that time. For certain other financial guarantee contracts, National receives premiums in installments over the term of the contract. Unearned premium revenue and a receivable for future premiums is recognized at the inception of an installment contract, and measured at the present value of premiums expected to be collected over the contract period or expected period using a risk-free discount rate as required by SFAS 163. SFAS 163 only allows the expected period to be used in the present value determination of unearned premium revenue and receivable for future premiums for contracts where (a) the insured obligation is contractually prepayable, (b) prepayments are probable, (c) the amount and timing of prepayments are reasonably estimable, and (d) a homogenous pool of assets is the underlying collateral for the insured obligation. National has determined that substantially all of its installment contracts meet the conditions required by SFAS 163 to be treated as expected period contracts. The receivable for future premiums is reduced as installment premiums are collected. National reports the accretion of the discount on installment premiums receivable as premium revenue and discloses the amount recognized in “Note 4: Insurance Premiums.” National assesses the receivable for future premiums for collectability each reporting period, adjusts the receivable for uncollectible amounts and recognizes any write-off as operating expense and discloses the amount recognized in “Note 4: Insurance Premiums.” As premium revenue is recognized, the unearned premium revenue liability is reduced.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Premium Revenue Recognition

SFAS 163 requires financial guarantee insurance and reinsurance contracts issued by insurance enterprises to recognize and measure premium revenue based on the amount of insurance protection provided to the period in which the insurance protection is provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. A constant rate for each respective financial guarantee insurance contract is determined as the ratio of (a) the present value of premium received or expected to be received over the period of the contract to (b) the sum of all insured principal amounts outstanding during each period over the term of the contract. As premium revenue is recognized, unearned premium revenue liability is reduced.

An issuer of an insured financial obligation may retire the obligation prior to its scheduled maturity through legal defeasance in satisfaction of the obligation according to its indenture, which results in National’s obligation being extinguished under the financial guarantee contract. National recognizes any remaining unearned premium revenue on the insured obligation as premium revenue in the period the contract is extinguished to the extent the unearned premium revenue has been collected.

Non-refundable commitment fees are considered insurance premiums and are initially recorded under unearned premium revenue in National’s balance sheet when received. Once the related financial guarantee insurance policy is issued, the commitment fees are recognized as premium written and earned using the constant rate method. If the commitment agreement expires before the related financial guarantee is issued, the non-refundable commitment fee is immediately recognized as premium written and earned at that time.

Loss and Loss Adjustment Expenses

SFAS 163 requires a claim liability (loss reserve) to be recognized on a contract-by-contract basis when the present value of expected net cash outflows to be paid under the contract using a risk-free rate as of the measurement date exceeds the unearned premium revenue. A claim liability is subsequently remeasured each reporting period for expected increases or decreases due to changes in the likelihood of default and potential recoveries. Subsequent changes to the measurement of claim liability are recognized as claim expense in the period of change. Measurement and recognition of claim liability is reported gross of any reinsurance. National estimates the likelihood of possible claims payments and possible recoveries using probability-weighted expected cash flows based on information available as of the measurement date, including market information. Accretion of the discount on a claim liability is included in claim expense. National’s claim liability and accruals for loss adjustment expenses incurred are disclosed in “Note 8: Loss and Loss Adjustment Expense Reserves.”

Investments

National classifies its fixed-maturity investments as available-for-sale as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the balance sheets at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income (loss) in shareholder’s equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For bonds purchased at a price above par value that also have call features, premiums are amortized to the call date that produces the lowest yield. For mortgaged-backed and asset-backed securities, discounts and premiums are adjusted quarterly for the effects of actual and expected prepayments on a retrospective basis. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by utilizing the first-in, first-out method to identify the investments sold and are included as a separate component of revenues.

Short-term investments are carried at fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year, commercial paper and money market securities.

At each balance sheet date, National evaluates its investments for which fair value is less than amortized cost to determine whether the decline in value is other than temporary. An investment is considered for a potential other-than-temporary impairment if it meets any of the following criteria:

•

The security’s current fair value is less than current book value by a magnitude of 5% or greater, and the fair value has been less than book value by at least 5% for a period of greater than 12 months; or

•	the security’s fair value is less than current book value by a magnitude of 20% or greater.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

If any of the above criteria are met, further analysis is performed to determine whether the impairment is other than temporary. In assessing whether a decline in value is other than temporary, National considers several factors, including but not limited to (a) the magnitude and duration of the decline, (b) the reasons for the decline, such as general interest rate or credit spread movements, credit rating downgrades, issuer-specific changes in credit spreads, and the financial condition of the issuer, and (c) any guarantees associated with a security such as those provided by investment-grade financial guarantee insurance companies. Based on this assessment, if National believes that either (a) the investment’s fair value will not recover to an amount equal to its amortized cost or (b) National does not have the ability and intent to hold the investment to maturity or until the fair value recovers to an amount at least equal to amortized cost, it will consider the decline in value to be other than temporary. If National determines that a decline in the value of an investment is other than temporary, the investment is written down to its fair value and a realized loss is recorded in its statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of SFAS 140.

These transactions are entered into with MBIA Inc. in connection with MBIA Inc.’s asset liability products activity. It is National’s policy to take possession of securities used to collateralize such transactions with MBIA Inc. National minimizes the credit risk that MBIA Inc. might be unable to fulfill its contractual obligations by monitoring MBIA Inc.’s credit exposure and collateral value and requiring additional collateral to be deposited with National when deemed necessary.

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to, and vary with, the acquisition of new insurance business. National periodically conducts a study to determine which operating costs have been incurred to acquire new insurance business and qualify for deferral. For business produced directly by National, such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs also include ceding commissions paid by National in connection with assuming business from other financial guarantors. Policy acquisition costs, net of ceding commissions received, related to non-derivative insured financial guarantee transactions are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs related to insured derivative transactions are expensed as incurred.

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment at least annually. An impairment loss is triggered if the estimated fair value of an operating segment is less than its carrying value.

As a result of the aforementioned capitalization of National and the reinsurance and assignment agreements entered into with MBIA Insurance Corporation in February 2009, $31 million of goodwill was allocated to National based on the relative fair values of National and MBIA Insurance Corporation. National’s annual impairment testing of goodwill will be performed on January 1, 2010.

Fair Value Measurements – Definition and Hierarchy

National applies the provisions of SFAS 157, “Fair Value Measurements,” for its financial instruments. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, National uses various valuation approaches, including both market and income approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

National believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect National’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that National has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any degree of judgment. Assets utilizing Level 1 inputs generally include U.S. Treasuries and money market securities.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency mortgage-backed securities (“MBSs”); foreign government bonds; derivatives; corporate and municipal bonds; and certain MBSs.

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Assets and liabilities utilizing Level 3 inputs include certain investments that back National’s repurchase agreement whose inputs, which are significant to their valuation became unobservable during the quarter. Foreign governments and corporate obligations constituted the majority of the affected instruments.

The level of activity in a market contributes to the determination of whether an input is observable. An active market is one in which transactions for an asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. In determining whether a market is active or inactive, National considers the following traits to be indicative of an active market:

•	Transactions are frequent and observable;

•	prices in the market are current;

•	price quotes among dealers do not vary significantly over time; and

•	sufficient information relevant to valuation is publicly available.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by National in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, National’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. National uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. National has also taken into account its own nonperformance risk and that of its counterparties when measuring fair value.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Refer to “Note 5: Fair Value of Financial Instruments” for additional fair value disclosures.

Income Taxes

National is included in the consolidated tax return of MBIA Inc. The tax provision for National for financial reporting purposes is determined on a stand-alone basis.

Deferred income taxes are recorded with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in National’s financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives, and National’s statutory contingency reserve. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. Government tax and loss bonds. National records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time National may present the tax and loss bonds for redemption to satisfy the additional tax liability.

Refer to “Note 9: Income taxes” for additional information about National’s income taxes.

Fee and Reimbursement Revenue Recognition

National collects insurance related fees for services performed in connection with certain transactions. In addition, National may be entitled to reimbursement of third-party insurance expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services are completed and the fee is received. Structuring fees are earned on a straight-line basis over the life of the related insurance policy. Expense reimbursements are recognized when received.

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS 163, effective prospectively as of January 1, 2009. SFAS 163 amends SFAS 60, “Accounting and Reporting by Insurance Enterprises” to clarify that financial guarantee insurance contracts issued by insurance enterprises are included within the scope of SFAS 60 as amended by SFAS 163. SFAS 163 amends the recognition and measurement of premium revenue, and claim liabilities on financial guarantee insurance and reinsurance contracts, and expands disclosure requirements. Recognition and measurement of unearned premium revenue and receivable for future premiums are also amended by SFAS 163. SFAS 163 does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS 163 nullifies the guidance for financial guarantee insurance contracts included in Emerging Issues Task Force Issue No. (“EITF”) 85-20, “Recognition of Fees for Guaranteeing a Loan.” Refer to “Note 4: Insurance Premiums” for disclosures related to premiums and “Note 8: Loss and Loss Adjustment Expense Reserves” for disclosures related to loss reserves.

In January 2009, the FASB issued FASB Staff Position No. (“FSP”) EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20,” which amends the impairment guidance in EITF 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred with that of SFAS 115. National adopted FSP EITF 99-20-1 for financial statements prepared as of December 31, 2008 and interim reporting periods thereafter. The adoption of FSP EITF 99-20-1 did not have a material effect on National’s balance sheets, results of operations or cash flows.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

In December 2008, the FASB issued FSP FAS 140-4 and FASB Interpretation No. (“FIN”) 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” which requires enhanced disclosures about transfers of financial assets and involvement with variable interest entities (“VIEs”). National adopted FSP FAS 140-4 and FIN 46(R)-8 for financial statements prepared as of December 31, 2008 and interim reporting periods thereafter. Since FSP FAS 140-4 and FIN 46(R)-8 only requires additional disclosures concerning transfers of financial assets and interests in VIEs, adoption of FSP FAS 140-4 and FIN 46(R)-8 did not affect National’s balance sheets, results of operations or cash flows.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of FSP FAS 157-2 on January 1, 2009 did not have a material impact on National’s balance sheets, results of operations or cash flows.

Recent Accounting Developments

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which amends SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” to provide additional guidance to highlight and expand on the factors that should be considered when there has been a significant decrease in market activity for a financial asset or financial liability being measured. The FSP also provides additional factors that entities should consider to determine whether events or circumstances indicate that a transaction is or is not orderly (i.e., distressed). FSP FAS 157-4 is effective for National in the interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. National has not adopted this standard in the first quarter of 2009 but will adopt it in the second quarter of 2009 when it becomes effective. National is currently evaluating the potential impact of adopting this standard.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which amends SFAS 115 and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations,” to amend the recognition criteria for other-than-temporary impairment guidance and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP replaces the existing requirement that the entity’s management assert it has both the ability and intent to hold an impaired security until recovery with a requirement that management assert (a) it does not have the intent to sell the security and (b) it is more likely than not it would not have to sell the security before recovery of its cost basis. When these two criteria are met, the entity will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. The FSP includes guidance stipulating that credit losses should be measured on the basis of an entity’s estimate of the decrease in expected cash flows, including those that result from an increase in expected prepayments. An entity will be required to present the total other-than-temporary impairment in the statement of earnings with an offset for the amount recognized in other comprehensive income. This FSP also amends the current disclosure requirements to include the methodology and key inputs, such as performance indicators of the underlying assets in the security, loan to collateral value ratios, third-party guarantees, levels of subordination, and vintage, used to measure the portion of an other-than-temporary impairment related to credit losses by major security type. FSP FAS 115-2 and FAS 124-2 is effective for National in the interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Upon adoption, an entity will be required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the non-credit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income if the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security before recovery. The cost basis used to calculate accretable yield will also be adjusted to reflect this adjustment, that is, the entity will no longer accrete the noncredit component of a previously recognized other-than-temporary impairment through earnings. National has not early adopted this standard in the first quarter of 2009 but will adopt it in the second quarter of 2009 when it becomes effective. National is currently evaluating the potential impact of adopting this standard.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which amends SFAS 107 to require disclosures about fair value of financial instruments within the scope of SFAS 107 in interim and annual financial statements, and the method(s) and significant assumptions used to estimate the fair value of those financial instruments. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in all interim financial statements. FSP FAS 107-1 is effective for National in the interim and annual periods ending after June 15, 2009, with

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4 and FSP FAS 115-2 and FAS 124-2. National will adopt this standard in the second quarter of 2009 and since the guidance only amends the frequency of the disclosures, the adoption of FSP FAS 107-1 and APB 28-1 will not have an impact on National’s balance sheet, results of operations or cash flows.

Note 4: Insurance Premiums

National records premiums related to financial guarantee (non-derivative) insurance policies in accordance with SFAS 163. Refer to “Note 2: Significant Accounting Policies” and “Note 3: Recent Accounting Pronouncements” for a description of National’s accounting policy for insurance premiums and the impact of the adoption of SFAS 163 on National’s financial statements.

As of March 31, 2009, National reported a premium receivable of $409 million primarily related to installment policies for which premiums will be collected over the estimated term of the contracts. Premiums are discounted at a risk free rate that considers the expected maturity of each contract. The weighted average risk-free rate used to discount future installment premiums was 2.58% and the weighted average expected collection term of the premium receivable was 14.01 years. For the three months ended March 31, 2009, the accretion of the premium receivable was $3 million and is reported in “Scheduled premiums earned” on National’s statement of operations.

The following table presents a roll forward of National’s premiums receivable for the three months ended March 31, 2009:

In millions	Three months ended March 31, 2009
			Adjustments
Premiums Receivable as of December 31, 2008	Premium Payments Received	Premiums from New Business Written	Changes in Expected Term of Policies	Accretion of Premium Receivable Discount	Other	Premiums Receivable as of March 31, 2009	Reinsurance Premiums Payable as of March 31, 2009
$—	$(5)	$422	$(3)	$3	$(8)	$409	$0

The following table presents the future amount of premiums expected to be collected and the period in which those collections are expected to occur:

In millions	Expected Collection of Premiums
Three months ended:
June 30, 2009	$7
September 30, 2009	6
December 31, 2009	9

Twelve months ended:
December 31, 2010	25
December 31, 2011	25
December 31, 2012	27
December 31, 2013	24

Five years ended:
December 31, 2018	112
December 31, 2023	98
December 31, 2028	238

Total	$571

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

For the three months ended March 31, 2009, National reported premiums earned of $150 million, which includes $114 million of scheduled premium earnings and $36 million of refunding premium earnings. Refunding premium earnings represent premiums earned on policies for which the underlying insured obligations have been refunded, called, or terminated and for which National is entitled to retain the unearned premium upon such refunding, call, or termination. Refunding activity was largely driven by issuers seeking to restructure floating rate debt.

The following table presents the expected unearned premium revenue balance and the expected future premium earnings revenue as of and for the periods presented:

		Expected Future Premium Earnings			Total Expected Future Premium Earnings
In millions	Unearned Premium Revenue	Upfront	Installments	Accretion
Three months ended:
March 31, 2009	$3,698	$—	$—	$—	$—
June 30, 2009	3,611	82	5	3	90
September 30, 2009	3,527	79	5	3	87
December 31, 2009	3,445	77	5	3	85

Twelve months ended:
December 31, 2010	3,130	294	21	10	325
December 31, 2011	2,838	272	20	10	302
December 31, 2012	2,567	251	20	9	280
December 31, 2013	2,316	232	19	9	260

Five years ended:
December 31, 2018	1,327	902	87	39	1,028
December 31, 2023	697	559	71	29	659
December 31, 2028	$—	538	159	47	744

Total		$3,286	$412	$162	$3,860

Note 5: Fair Value of Financial Instruments

Fair Value Measurements

National’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. The following fair value hierarchy tables present information about National’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of March 31, 2009 and December 31, 2008:

		Fair Value Measurements at Reporting Date Using
In millions	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$610	$441	$169	$—
Foreign governments	8	—	8	—
Corporate obligations	565	—	565	—
Mortgage-backed(1)	874	—	874	—
State and municipal bonds	2,728	—	2,728	—
Other investments	248	248	—	—
Securities purchased under agreements to resell	1,661	—	1,151	510

Total assets	$6,694	$689	$5,495	$510

(1)	Primarily includes obligations issued by government sponsored enterprises (“GSEs”).

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

		Fair Value Measurements at Reporting Date Using
In millions	March 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Securities sold with agreements to repurchase	$1,661	$—	$1,151	$510
Derivative liabilities	5	—	5	—

Total liabilities	$1,666	$—	$1,156	$510

		Fair Value Measurements at Reporting Date Using
In millions	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$124	$115	$9	$—
Corporate obligations	1	—	1	—
State and municipal bonds	62	—	62	—
Other investments	0	0	—	—

Total assets	$187	$115	$72	$—

Liabilities:

Total liabilities	$—	$—	$—	$—

Level 3 Analysis

Level 3 assets and liabilities were $510 million as of March 31, 2009, respectively, and represented approximately 8% and 31% of total assets and liabilities measured at fair value, respectively. There were no Level 3 assets or liabilities as of December 31, 2008.

The following tables present information about changes in Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis for the three months ended March 31, 2009 and March 31, 2008:

In millions	Balance, beginning of year	Realized gains/ (losses)	Unrealized gains/ (losses) included in earnings	Unrealized gains/ (losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net(1)	Ending balance	Change in unrealized gains (losses) for the period included in earnings for assets still held at March 31, 2009
Assets:
Securities purchased under agreements to resell	$—	$—	$—	$—	$—	$510	$—	$510	$—

Total assets	$—	$—	$—	$—	$—	$510	$—	$510	$—

In millions	Balance, beginning of year	Realized (gains)/ losses	Unrealized (gains)/ losses included in earnings	Unrealized (gains)/ losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net(1)	Ending balance	Change in unrealized (gains) losses for the period included in earnings for liabilities still held at March 31, 2009
Liabilities:
Securities sold under agreements to repurchase	$—	$—	$—	$—	$—	$510	$—	$510	$—

Total liabilities	$—	$—	$—	$—	$—	$510	$—	$510	$—

(1)	Transferred in and out at the end of the period

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Valuation Techniques

The valuation techniques for fair valuing financial instruments included in the preceding table are described below. National’s assets and liabilities recorded at fair value have been categorized according to the fair value hierarchy prescribed by SFAS 157. Refer to “Note 2: Significant Accounting Policies” for a description of the fair value hierarchy.

Fixed-Maturity Securities Held As Available-for-Sale

U.S. Treasury and government agency - U.S. Treasury securities are liquid and have quoted market prices. Fair value of U.S. Treasuries is based on live trading feeds. U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (“TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

Foreign governments - The fair value of foreign government obligations are generally based on observable inputs in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are categorized in Level 2 of the fair value hierarchy.

Corporate obligations - The fair value of corporate bonds is obtained using recently executed transactions or market price quotations where observable. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name CDS spreads and diversity scores as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage-backed securities - MBSs are valued based on recently executed prices. When position-specific external price data is not observable, the valuation is based on prices of comparable securities. In the absence of market prices, MBSs are valued as a function of cash flow models with observable market-based inputs (e.g. yield curves, spreads, prepayments and volatilities). MBSs are categorized in Level 2 as all significant inputs are observable.

State and municipal bonds - The fair value of state and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or CDS spreads and volatility. These bonds are categorized in Level 2 of the fair value hierarchy.

Securities Purchased Under Agreements to Resell

The fair value of securities purchased under agreements to resell are determined based on the underlying securities received that back the repurchase agreements and depending on the observability of significant inputs, are categorized in Level 2 or 3 of the fair value hierarchy.

Securities Sold Under Agreements to Repurchase

The fair value of securities sold under agreements to repurchase are determined based on the underlying securities provided that back the repurchase agreements and depending on the observability of significant inputs, are categorized in Level 2 or 3 of the fair value hierarchy.

Derivatives

For insured swaps, the fair value is calculated using internally and vendor developed models with market-based inputs (e.g. interest rate, foreign exchange rate, spreads), and are classified as Level 2 within the fair value hierarchy.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 6: Investments

National’s fixed-maturity portfolio consists of high-quality (average rating double-A) taxable and tax-exempt investments of diversified maturities. Other investments comprise money market securities. The following tables present the amortized cost and fair value of available-for-sale fixed-maturity and other investments included in the consolidated investment portfolio of National as of March 31, 2009 and December 31, 2008:

	As of March 31, 2009
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$587	$23	$—	$610
Foreign governments	7	1	—	8
Corporate obligations	586	7	(28)	565
Mortgage-backed	844	30	—	874

Total	2,024	61	(28)	2,057
Tax-exempt bonds:
State and municipal	2,854	21	(147)	2,728

Total fixed-maturity investments	4,878	82	(175)	4,785

Other investments	248	—	—	248

Total available-for-sale investments	$5,126	$82	$(175)	$5,033

	As of December 31, 2008
In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Taxable bonds:
U.S. Treasury and government agency	$115	$9	$—	$124
Foreign governments	—	—	—	—
Corporate obligations	1	—	—	1
Mortgage-backed	—	—	—	—

Total	116	9	—	125
Tax-exempt bonds:
State and municipal	64	1	(3)	62

Total available-for-sale investments	$180	$10	$(3)	$187

Fixed-maturity investments carried at fair value of $4 million as of March 31, 2009 and December 31, 2008, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

The following table presents the distribution by contractual maturity of available-for-sale fixed-maturity investments at amortized cost and fair value as of March 31, 2009. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In millions	Amortized Cost	Fair Value
Due in one year or less	$194	$195
Due after one year through five years	1,027	1,024
Due after five years through ten years	416	421
Due after ten years through fifteen years	222	217
Due after fifteen years	2,175	2,054
Mortgage-backed	844	874

Total fixed-maturity investments	$4,878	$4,785

Included in the preceding tables are investments that have been insured by National and MBIA Insurance Corporation and subsidiaries (“MBIA Corp.”) (“MBIA Insured Investments”). As of March 31, 2009, MBIA Insured Investments at fair value represented $175 million or 3% of National’s total portfolio.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Without giving effect to the guarantee of the MBIA Insured Investments, the underlying ratings (those given to an investment without the benefit of the guarantee) of the MBIA Insured Investments as of March 31, 2009 are reflected in the following table. Amounts represent the fair value of such investments including the benefit of MBIA’s guarantee. The ratings in the following table are based on ratings from Moody’s. Alternate rating sources, such as S&P, are used for a small percentage of securities that are not rated by Moody’s. When an external underlying rating is not available, the underlying rating is based on National’s best estimate of the rating of such investment.

Underlying Ratings Scale In millions	Fair Value
Aaa	$—
Aa	4
A	77
Baa	46
Below Investment Grade	48

Total	$175

The following tables present the gross unrealized losses included in accumulated other comprehensive income (loss) as of March 31, 2009 and December 31, 2008 related to available-for-sale fixed-maturity investments. The tables segregate investments that have been in a continuous unrealized loss position for less than twelve months from those that have been in a continuous unrealized loss position for twelve months or longer.

	As of March 31, 2009
	Less than 12 Months		12 Months or Longer		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Taxable bonds:
Corporate	$178	$(10)	$83	$(18)	$261	$(28)
Mortgage-backed	2	—	—	—	2	—

Total	180	(10)	83	(18)	263	(28)
Tax-exempt bonds:
State and municipal obligations	361	(15)	1,565	(132)	1,926	(147)

Total available-for-sale fixed-maturity investments	$541	$(25)	$1,648	$(150)	$2,189	$(175)

	As of December 31, 2008
	Less than 12 Months		12 Months or Longer		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and municipal obligations	$24	$(1)	$19	$(2)	$43	$(3)

Total available-for-sale fixed-maturity investments	$24	$(1)	$19	$(2)	$43	$(3)

As of March 31, 2009 and December 31, 2008, National’s available-for-sale fixed-maturity and other investment portfolios’ gross unrealized losses totaled $175 million and $3 million, respectively. The weighted average contractual maturity of securities in an unrealized loss position as of March 31, 2009 and December 31, 2008 was 20 years and 18 years, respectively. As of March 31, 2009, there were 205 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $150 million. Within the 205 securities, the book value of 116 securities exceeded market value by more than 5%. As of December 31, 2008, there were 5 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $2 million. Within the 5 securities, the book value of 4 securities exceeded market value by more than 5%.

National has evaluated whether the unrealized losses in its investment portfolios were other than temporary considering the circumstances that gave rise to the unrealized losses, along with National’s ability and intent to hold these securities to maturity or until such time as to recover an amount equal to their amortized cost. Based on its evaluation, National determined that the unrealized losses on these securities were temporary in nature because its impairment analysis, including projected future cash flows, indicated that National would be able to recover the amortized cost of impaired assets. National also concluded that it has both the ability and intent to hold these securities until their fair values recover to an amount at least equal to amortized cost or to maturity. In making this

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

conclusion, National examined the cash flow projections for its investment portfolios, the potential sources and uses of cash in its businesses, and the cash resources availability to its business other than sales of securities. It also considered the existence of any risk management or other plans as of March 31, 2009 that would require the sale of impaired securities. On a quarterly basis, National will reevaluate the unrealized losses in its investment portfolios and determine whether an impairment loss should be realized in current earnings. Refer to “Note 7: Investment Income and Gains and Losses” for information on realized losses due to other-than-temporary impairments. Additionally, refer to “Note 2: Significant Accounting Policies” for a description of the process used by National to determine other-than-temporary impairments.

Note 7: Investment Income and Gains and Losses

The following table includes National’s total investment income:

	Three months ended March 31,
In millions	2009	2008
Fixed-maturity	$29	$2
Other investments	3	—

Gross investment income	32	2
Investment expenses	1	—

Net investment income	31	2
Fixed-maturity
Gains	—	1

Net realized gains	—	1

Total investment income	$31	$3

Net realized gains (losses) from fixed-maturity investments are generated as a result of the ongoing management of all of National’s investment portfolios in the first quarters of 2009 and 2008.

Net unrealized gains (losses), including related deferred income taxes, reported in accumulated other comprehensive income (loss) within shareholder’s equity consisted of:

In millions	March 31, 2009	December 31, 2008
Fixed-maturity:
Gains	$82	$10
Losses	(175)	(3)

Net	(93)	7
Deferred income tax provision (benefit)	(33)	2

Unrealized gains (losses), net	$(60)	$5

The change in net unrealized gains (losses) consisted of:

In millions	March 31, 2009	December, 31 2008
Fixed-maturity	$(100)	$4
Deferred income tax charged (credited)	(35)	1

Change in unrealized gains (losses), net	$(65)	$3

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 8: Loss and Loss Adjustment Expense Reserves

National’s Loss and LAE reserves as of March 31, 2009 include case basis reserves established in accordance with SFAS 163. Case basis reserves represent National’s estimate of expected losses on credits that have defaulted or are expected to default. Refer to “Note 2: Significant Accounting Policies” for a description of National’s accounting policy for insurance losses.

A summary of National’s case basis reserve activity for the three months ended March 31, 2009 is presented in the following table:

In millions	1Q 2009
Gross loss and LAE reserve beginning balance	$—
Less: reinsurance recoverable	—

Net beginning balance	—

Incurred related to:
Current year	239
Prior years	4

Total incurred	243

Net paid (recovered) related to:
Current year	—
Prior years	3

Total net paid	3

Net ending balance	240
Plus: reinsurance recoverable on unpaid losses	—

Gross loss and LAE reserve ending balance	$240

During the first quarter of 2009, National incurred $58 million of loss and loss adjustment expenses principally related to an affordable housing transaction. Total net paid activity for the three months ended March 31, 2009 of $3 million related to a real estate transaction for which the sale proceeds were insufficient to pay the bondholder.

National’s Portfolio Surveillance Division (“PSD”) monitors National’s outstanding insured obligations with the objective of minimizing losses. PSD meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by National. In such cases, PSD works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. PSD works closely with National’s Risk Management function and the applicable business unit to analyze insured obligation performance and credit risk parameters, both before and after an obligation is insured.

Once an obligation is insured, National typically requires the issuer, servicer (if applicable) and the trustee to furnish periodic financial and asset related information, including audited financial statements, to PSD for review. PSD also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and an evaluation of possible remedial actions. PSD also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, as well as state and municipal finances and budget developments.

Insured obligations are monitored periodically. The frequency and extent of such monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due to a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying credit of the issuer are assigned to a surveillance category (“Caution List-Low,” “Caution List-Medium,” “Caution List-High,” or “Classified List”) depending on the extent of credit deterioration or the nature of the adverse events. PSD monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration. National does not establish any case basis reserves for insured obligations that are assigned to “Caution List-Low,” “Caution List-Medium,” or “Caution List-High.” In the event National expects to pay a claim in excess of the unearned premium reserve with respect to an insured transaction, it places the insured transaction on its “Classified List” and establishes a case basis reserve. The following provides a description of each surveillance category:

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

“Caution List – Low”—Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. PSD subjects issuers in this category to heightened scrutiny.

“Caution List – Medium”—Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for “Caution List – Low.” Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by PSD but generally take remedial action on their own.

“Caution List – High”—Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category have breached one or more covenants or triggers, have not taken conclusive remedial action, and PSD adopts a remediation plan and takes more proactive remedial actions.

“Classified List”—Includes all insured obligations where National has paid a claim and where a claim payment is expected to exceed its unearned premium reserve. Generally, PSD is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

The following table provides information about the financial guarantees and related claim liability included in each of National’s surveillance categories as of March 31, 2009:

	Surveillance Categories
$ in millions	Caution List- Low	Caution List- Medium	Caution List- High	Classified List	Total
Number of policies	106	28	4	15	153
Number of issues(1)	11	10	4	10	35
Remaining weighted average contract period (in years)	16.3	15.7	12.6	9.2	15.3
Gross insured contractual payments outstanding:
Principal	$1,869	$1,187	$157	$321	$3,534
Interest	2,367	1,056	112	214	3,749

Total	$4,236	$2,243	$269	$535	$7,283

Gross claim liability	$—	$—	$—	$311	$311
Less:
Gross potential recoveries	—	—	—	67	67
Discount, net	—	—	—	2	2

Net claim liability	$—	$—	$—	$242	$242

Unearned premium revenue	$34	$20	$5	$3	$62
Claim liability reported in the balance sheet(2)	$—	$—	$—	$239	$239

(1)	An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.
(2)	Reported within “Loss and loss adjustment expense reserves” on National’s balance sheets.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following table presents changes in National’s loss and LAE reserve for the three months ended March 31, 2009. Changes in the loss and LAE reserve attributable to the accretion of the discount on the loss reserves, changes in discount rates, and changes in the timing and amounts of estimated payments and recoveries are recorded in “Loss and loss adjustment expenses” in the National’s statement of operations. LAE reserves are expected to be settled within a one year period and are not discounted. As of March 31, 2009, the weighted average risk-free rate used to discount the claim liability was 1.586%.

In millions		Changes during the period
Net Loss and LAE Reserve as of December 31, 2008	Net Loss and LAE Payments for Cases with Reserves	Net Accretion of Claim Liability Discount	Net Changes in Discount Rates	Net Changes in Timing of Payments	Changes in Amount of Net Payments	Net Changes in Assumptions	Changes in Unearned Premium Revenue	Net Change in LAE Reserve	Net Loss and LAE Reserve as of March 31, 2009
$—	$(3)	$1	$—	$—	$(1)	$243	$—	$—	$240

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, National seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of a National-insured obligation may, with the consent of National, restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with National insuring the restructured obligation.

Costs associated with remediating insured obligations assigned to National’s “Caution List—Low,” “Caution-List—Medium,” “Caution List—High” and “Classified List” are recorded as LAE. LAE is recorded as part of National’s provision for its loss reserves and included in “Losses and loss adjustment” on National’s statement of operations. The following table provides information about the expenses and reserves net of recoveries (gross and net of reinsurance) related to remedial actions for insured obligations included in National’s surveillance categories:

In thousands	Three months ended March 31, 2009
Loss adjustment expense incurred, gross	$769
Loss adjustment expense incurred, net	$769
Loss adjustment expense reserve, gross	$1,029

Note 9: Income Taxes

National’s income taxes and the related effective tax rates for the three months ended March 31, 2009 and 2008 are as follows:

	Three months ended March 31,
In millions	2009		2008
Pre-tax income (loss)	$87		$3
Provision (benefit) for income taxes	21	24.2%	1	18.2%

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

National’s effective tax rate is lower than its statutory tax rate of 35% for the three months ended March 31, 2009 and 2008 primarily due to tax exempt interest income. The increase in the effective tax rate for the first quarter of 2009 compared to the first quarter of 2008 largely resulted from the amount of the tax exempt income relative to pre-tax underwriting and other income which is taxed at the statutory tax rate of 35%.

National believes that it is more likely than not that its deferred tax asset of $17 million will be realized as it expects sufficient future taxable earnings of appropriate character. As such, no valuation allowance has been established against this asset.

As of March 31, 2009, National does not have any uncertain tax positions with respect to FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”. National’s only tax jurisdiction is the U.S., and it is a member of MBIA Inc.’s consolidated U.S. tax group. U.S. federal income tax returns have been examined through 2005 by the Internal Revenue Service (“IRS”). During the first quarter of 2009, the IRS initiated the examination of the 2007 tax year.

Note 10: Net Insurance in Force

National’s net insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on insured obligations, net of cessions to reinsurers. National’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the net insurance in force in the tables that follow.

The financial guarantees issued by National provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that National may have the right, at its discretion, to accelerate insured obligations upon default or otherwise.

The creditworthiness of each issuer of an insured obligation is evaluated prior to the issuance of insurance, and each insured obligation must comply with National’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become National’s upon the payment of a claim by National.

National maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. These include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. National also analyzes the quality of asset pools, as well as their historical and projected performance. The strength of a structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by a senior risk committee, which is responsible for establishing the criteria for National’s underwriting standards, as well as maintaining these standards.

As of March 31, 2009, net insurance in force had an expected maturity range of 1-47 years. The distribution of net insurance in force by geographic location respectively, is presented in the following table:

	As of March 31, 2009
Geographic Location In billions	Net Insurance In Force	% of Net Insurance In Force
California	$160.3	18.0%
New York	84.4	9.5%
Florida	66.9	7.5%
Texas	54.7	6.2%
Illinois	50.8	5.7%
New Jersey	39.8	4.5%
Pennsylvania	32.2	3.6%
Washington	30.0	3.4%
Michigan	26.8	3.0%
Massachusetts	23.0	2.6%

Subtotal	568.9	64.0%
Nationally diversified	9.9	1.1%
Other states	310.3	34.9%

Total	$889.1	100%

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The net insurance in force by type of bond is presented in the following table:

	As of March 31, 2009
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force
General obligation	$384.6	43.3%
Municipal utilities	159.6	18.0%
Tax-backed	110.4	12.4%
Transportation	91.7	10.3%
Higher education	49.4	5.6%
Health care	31.5	3.5%
Military housing	21.6	2.4%
Investor-owned utilities (1)	15.6	1.8%
Municipal housing	14.1	1.6%
Student loans	6.6	0.7%
Other (2)	4.0	0.4%

Total	$889.1	100%

(1)	Includes investor owned utilities, industrial development and pollution control revenue bonds.
(2)	Includes certain non-profit enterprises and stadium related financing.

Under National’s reinsurance agreement with MBIA Insurance Corporation, if a reinsurer of MBIA Insurance Corporation is unable to pay claims ceded by MBIA Insurance Corporation, National will assume liability for such ceded claim payments. As of March 31, 2009, the total amount for which National would be liable in the event that the reinsurers of MBIA Insurance Corporation are unable to meet their obligations is $30.0 billion. For FGIC policies assigned to National from MBIA Insurance Corporation, National maintains the right to receive third-party reinsurance totaling $20.9 billion.

National has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. National’s guarantees of derivative contracts have a legal maximum maturity range of 1-24 years. In accordance with SFAS 133, the fair values of these guarantees as of March 31, 2009 are recorded on National’s balance sheet as liabilities, representing gross losses, of $0.4 million.

Note 11: Reinsurance

Ceded Exposure

Reinsurance enables National to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. When a reinsurer is downgraded by one or more of the rating agencies, less capital credit is given to National under rating agency models and the overall value of the reinsurance to National is reduced. National generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer’s rating downgrade below specified thresholds.

The aggregate amount of insurance in force ceded by National directly to reinsurers under reinsurance agreements was $26 million and $244 million as of March 31, 2009 and December 31, 2008, respectively.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following table presents the credit ratings, ratings status and percentage of outstanding par ceded of companies who have entered into reinsurance contracts with National:

Reinsurers	Standard & Poor’s Rating (Status)	Moody’s Rating (Status)	Percentage of Total Par Ceded
Assured Guaranty Corp.	AAA (Stable)	Aa2 (Stable)	34.98%
Ambac Assurance Corporation	A (Negative Outlook)	Ba3 (Developing)	31.35%
Everspan Financial Guarantee Corp.	A (Negative)	N/R(1)	31.04%
Swiss Re Frankona Ruckversicherungs Aktiengesellschaft	A+ (Stable)	A1 (Negative)	2.63%

Total			100%

(1)	N/R – Not Rated.

Premium Summary

The components of financial guarantee net premiums written and earned, including premiums assumed from and ceded to other companies, are presented in the following table:

	Three months ended March 31, 2009
In millions	Written	Earned
Direct	$0	$0
Assumed	3,464	150

Gross	3,464	150
Ceded	—	0

Net	$3,464	$150

Note 12: Insurance Regulations and Dividends

National is subject to insurance regulations and supervision of the State of Illinois (its state of incorporation) and is licensed to conduct insurance business in the District of Columbia, Puerto Rico, and all states in the U.S. except New Hampshire and Virginia. The extent of insurance regulation and supervision varies by jurisdiction, but Illinois and most other jurisdictions have laws and regulations prescribing minimum standards of solvency and business conduct, which must be maintained by insurance companies. Among other things, these laws prescribe permitted classes and concentrations of investments and limit both the aggregate and individual securities risks that National may insure on a net basis based on the type of obligations insured. National is required to file detailed annual financial statements with the Illinois’ Department of Insurance and similar supervisory agencies in other jurisdictions in which it is licensed. The operations and accounts of National are subject to examination by regulatory agencies at regular intervals.

Under Illinois Insurance Law, National may pay a dividend from unassigned surplus. Dividends in any 12-month period may not exceed the greater of 10% of policyholders’ surplus at the end of the preceding calendar year or the net income of the preceding calendar year without the approval of the Illinois State Insurance Department. In accordance with such restrictions on the amount of dividends that can be paid in any 12-month period, National had no regular dividend capacity for the three months ending March 31, 2009.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

Note 13: Statutory Accounting Practices

These financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities of National. Statutory accounting practices differ from GAAP in the following respects:

•

upfront premiums are earned on a statutory (“SAP”) basis proportionate to the scheduled periodic maturity of principal and payment of interest (“debt service”) to the original total principal and interest insured. Additionally under SAP installment premiums are earned on a straight-line basis over each installment period generally one year or less. Under GAAP premium revenue is recognized and measured based on the amount of insurance protection provided in the period in which the insurance protection is provided. Premium revenue is measured by applying a constant rate to the insured principal amount outstanding in a given period to recognize a proportionate share of the premium received or expected to be received on a financial guarantee insurance contract. Additionally, under GAAP installment premiums are recorded at the present value of the premiums due or expected to be collected over the period of the insurance contract using a discount rate which reflects the risk-free rate at the inception of the contract;

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

•	a contingency reserve is computed on the basis of statutory requirements, and is not permitted under GAAP;

•

reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established for specific insured issues when the present value of expected net cash outflows to be paid under the contract using a risk-free rate as of the measurement date exceeds the unearned premium revenue. Additionally, under GAAP, estimates for credit impairment on its insured credit derivatives portfolio are recorded as a derivative liability;

•

changes in net deferred income taxes are recognized as a separate component of gains and losses in surplus. Under GAAP, changes in National’s net deferred income tax balances are recognized in net income;

•

the IRS permits financial guarantee insurance companies a deduction for increases to the statutory contingency reserve resulting in the purchase of tax and loss bonds equal to the tax benefit derived. Tax and loss bonds purchased are recorded as admitted assets and credited to surplus;

•

the transformation of National was recorded at statutory book value. Therefore, no goodwill was recorded. Under GAAP, goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired;

•	guarantees of derivatives are not recorded at fair value, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under SFAS 133 are recorded at fair value;

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP; and

•	salvage and subrogation receivables are netted against loss and LAE reserves. Under GAAP, these receivables are reported as assets.

Net income (loss) of National determined in accordance with statutory accounting practices for the three months ended March 31, 2009 and 2008 was ($702) million and $2 million, respectively. Consolidated statutory surplus of National determined in accordance with statutory accounting practices as of March 31, 2009 and December 31, 2008 was $250 million and $185 million, respectively.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The following is a reconciliation of the GAAP shareholder’s equity of National to the statutory capital and surplus of National:

In millions	As of March 31, 2009	As of December 31, 2008
National’s GAAP shareholders’ equity	$2,342	$197
Premium revenue recognition (financial guarantee)	(101)	—
Deferral of acquisition costs	(737)	—
Investments, including unrealized gains (losses)	29	(7)
Contingency reserve	(1,343)	—
Loss reserves	15	—
Deferred income tax liabilities, net	233	(4)
Tax and loss bonds	—	—
Goodwill	(31)	—
Derivative assets and liabilities	5	—
Non-admitted assets and other items	(162)	(1)

Statutory capital and surplus	$250	$185

The statutory financial statements of National are presented on the basis of accounting practices prescribed or permitted by the NAIC Accounting Practices and Procedures manual. The Illinois Department of Insurance (“IDI”) has adopted codification in its entirety, therefore there are no differences between the NAIC statutory accounting practices (“SAP”) and procedures and accounting practices prescribed or permitted by the State of Illinois.

Note 14: Employee Benefits

National participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a qualified non-contributory defined contribution pension plan to which National contributes 10% of each eligible employee’s annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension benefits vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Pension expense for the three months ended March 31, 2009 was $141 thousand.

MBIA Inc. also maintains a qualified profit-sharing/401(k) plan in which National participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Employees may contribute, through payroll deductions, up to 25% of eligible compensation. National matches employee contributions up to the first 5% of such compensation and are made in the form of cash, whereby participants may direct the match to an investment of their choice. The benefit of National’s contributions vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. National contributions to the profit-sharing/401(k) plans aggregated $47 thousand for the three months ended March 31, 2009.

In addition to the above plans, National also participates in MBIA Inc.’s non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan The non-qualified contributions included in the above profit-sharing/401(k) expense and contribution amounts totaled $3 thousand for the three months ended March 31, 2009.

National participates in the MBIA Inc. 2005 Omnibus Incentive Plan (the “Omnibus Plan”), which became effective on May 5, 2005. The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Following the effective date of the Omnibus Plan, no new options or awards were granted under any of the prior plans authorized by the MBIA Inc. shareholders.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. The stock option grants, which may be awarded every year, provide the right to purchase shares of MBIA Inc. common stock at the fair value of the stock on the date of grant. Options granted will either be Incentive Stock Options (“ISOs”), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (“NQSOs”). ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as the closing price on the grant date, of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire either seven or ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.’s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock grants are typically granted from the vice president level up to and including the chief executive officer.

In accordance with SFAS 123(R), MBIA Inc. expenses the fair value of employee stock options and other forms of stock-based compensation. In addition, SFAS 123(R) classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement, repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.’s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc. remeasures these awards at each balance sheet date. In addition, SFAS 123(R) requires the use of a forfeiture estimate. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards.

In accordance with SFAS 123(R), MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. National’s proportionate share of compensation cost for employee stock options for the three months ended March 31, 2009 totaled $71 thousand. National’s proportionate share of compensation cost for restricted stock awards was $75 thousand for the three months ended March 31, 2009.

In November 2006, MBIA Inc.’s Board of Directors approved new voluntary retirement benefits which will provide certain benefits to eligible employees of National upon retirement. A description of these benefits is included in MBIA Inc.’s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to continue to vest all outstanding stock options and performance-based restricted share beyond the retirement date in accordance with the original vesting terms and to immediately vest all outstanding time-based restricted share grants. SFAS 123(R) requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date. Accelerated expense, if any, relating to this retirement benefit for both stock option awards and restricted stock awards is included in the compensation expense amounts.

Note 15: Related Party Transactions

Related parties are defined as the following:

•

Affiliates of National: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with National. Control is defined as having, either directly or indirectly, the power to direct the management and operating policies of a company through ownership, by contract or otherwise.

•	Entities for which investments are accounted for using the equity method by National.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of National defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of National.

•

Management of National which includes persons who are responsible for achieving the objectives of National and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the Board of Directors, the Chief Executive Officer, Chief Operating Officer, Vice President in charge of principal business functions and other persons who perform similar policymaking functions.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

•

Members of the immediate families of principal owners of National and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•

Other parties with which National may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

From time to time National may enter into transactions with related parties that National deems immaterial or which occur in the normal course of business and are deemed to be transacted at “arm’s length” by management.

As of March 31, 2009, included in other liabilities were $60 million of net payables to MBIA Inc. and other subsidiaries.

National’s investment portfolio is managed by MBIA Capital Management Corp. (“CMC”), a wholly owned subsidiary of MBIA Inc., which provide fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. In the first quarter of 2009, CMC charged fees of $0.7 million to National based on the performance of its investment portfolio.

National entered into an agreement with MBIA Inc. whereby National held securities under agreements to resell of $1.7 billion as of March 31, 2009. National also transferred securities under agreements to repurchase of $1.7 billion as of March 31, 2009. These agreements have a term of less than one year. The interest income and expense related to these agreements were $4 million and $0.5 million, respectively, for the three months ended March 31, 2009.

National had no loans outstanding to any executive officers or directors in the first quarter of 2009.

Note 16: Commitments and Contingencies

In the normal course of operating its business, National may be involved in various legal proceedings. Additionally, MBIA Inc. may be involved in various legal proceedings that directly or indirectly impact National.

MBIA Inc. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, the Attorney General of the State of California, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Inc. to underwriters and issuers of certain bonds, disclosures regarding MBIA Inc.’s structured finance exposure, MBIA Inc.’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. MBIA Inc. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Inc. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On July 23, 2008, the City of Los Angeles filed two complaints in the Superior Court of the State of California for the County of Los Angeles against MBIA Inc. and others. The first, against MBIA Inc., AMBAC Financial Group, Inc., XL Capital Assurance Inc., ACA Financial Guaranty Corp., Financial Guaranty Insurance Company, and CIFG Assurance North America, Inc., alleged (i) participation in a conspiracy in violation of California’s antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance and (ii) participation in risky financial transactions in other lines of business that damaged each bond insurer’s financial condition (thereby undermining the value of each of their guaranties), and a failure adequately to disclose the impact of those transactions on their financial condition. These latter allegations form the predicate for five separate causes of action against each of the Insurers: breach of contract, breach of the covenant of good faith and fair dealing, fraud, negligence, and negligent misrepresentation. Complaints making the same allegations against MBIA Inc. and nearly all of the same co-defendants were filed in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the City of Oakland on August 28, 2008, by the City of San Francisco on October 8, 2008, by the County of San Mateo on October 23, 2008, by the County of Alameda on October 30, 2008, by the City of Los Angeles Department of Water and Power on December 31, 2008, by the Sacramento Municipal Utility District on December 31, 2008, and by the City of Sacramento on January 6, 2009. These cases are in the process of being coordinated as Ambac Bond Insurance Cases in San Francisco Superior Court (Judicial Council Coordination Proceeding No. 4555). On April 8, 2009, The Olympic Club filed a complaint against MBIA Inc. in the Superior Court of the State of California, County of San Francisco, making similar allegations of participation in risky financial transactions in other lines of business that allegedly damaged MBIA Inc.’s financial condition, and of a failure adequately to disclose the impact of those transactions on MBIA Inc.’s financial condition. These allegations form the

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

predicate for the same five common law causes of action as those in the Ambac Bond Insurance Cases, as well as a California unfair competition cause of action. The Olympic Club did not include an antitrust cause of action. MBIA Inc. will petition to coordinate this case with the Ambac Bond Insurance Cases.

The City of Los Angeles’s second complaint named as defendants certain other financial institutions as well as bond insurers, including MBIA Inc., AMBAC Financial Group, Inc., Financial Security Assurance, Inc., Financial Guaranty Insurance Company and Security Capital Assurance Inc., and alleged fraud and violations of California’s antitrust laws through bid-rigging in the sale of municipal derivatives to municipal bond issuers. Complaints making the same allegations against MBIA Inc. and nearly all of the same co-defendants were filed in Superior Court, Los Angeles County, by the County of San Diego on August 28, 2008, and in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the County of San Mateo on October 7, 2008, and by the County of Contra Costa on October 8, 2008. The City of Los Angeles and City of Stockton actions were removed to federal court and transferred by order dated November 26, 2008, to the Southern District of New York for inclusion in the multidistrict litigation In re Municipal Derivatives Antitrust Litigation, M.D.L. No. 1950; the San Diego County, San Mateo County, and Contra Costa County actions were removed to federal court and transferred to the Southern District of New York for inclusion in that proceeding by order dated February 4, 2009.

On September 30, 2008, MBIA Corp. commenced an action in the New York State Supreme Court against Countrywide Home Loans, Inc., Countrywide Securities Corp. and Countrywide Financial Corp. (collectively, “Countrywide”). The complaint alleges fraudulent conduct in the origination and sale of home equity loans included in MBIA Corp.-backed securitizations of pools of home equity loans and breaches of both Countrywide’s representations and warranties and its contractual obligation to cure or repurchase ineligible loans as well as its sales and servicing obligations, among other things. In addition, on October 15, 2008, MBIA Corp. commenced an action in the United States District Court for the Southern District of New York against Residential Funding Company, LLC (“RFC”). On December 5, 2008, a notice of voluntary dismissal without prejudice was filed in the Southern District of New York and the complaint was re-filed in the Supreme Court of the State of New York, New York County. The complaint alleges that RFC fraudulently induced MBIA Corp. to provide financial guarantee policies with respect to five RFC closed-end home equity second-lien and HELOC securitizations, and that RFC breached its contractual representations and warranties, as well as its obligation to repurchase ineligible loans, among other things. There can be no assurance that MBIA Inc. will prevail in either the Countrywide or RFC actions.

On March 11, 2009, a complaint was filed in the United States District Court of the Southern District of New York against MBIA Inc. and its subsidiaries, MBIA Corp. and National, entitled Aurelius Capital Master, Ltd. Et al. v. MBIA Inc. et al., 09-cv-2242 (S.D.N.Y.). The lead plaintiffs, Aurelius Capital Master, Ltd., Aurelius Capital Partners, LP, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., and Fir Tree Mortgage Opportunity Master Fund, L.P., purport to be acting as representatives for a class consisting of all holders of securities, instruments, or other obligations for which MBIA Corp., before February 18, 2009, issued financial guarantee insurance other than United States municipal/governmental bond securities. The complaint alleges that certain of the terms of the transactions entered into by MBIA Inc. and its subsidiaries (the “Transactions”), which were approved by the New York State Department of Insurance, constituted fraudulent conveyances under §§ 273, 274 and 276 of New York Debtor and Creditor Law and a breach of the implied covenant of good faith and fair dealing under New York common law. The Complaint seeks, inter alia, (a) a declaration that the alleged fraudulent conveyances are null and void and set aside, (b) a declaration that National is responsible for the insurance polices issued by MBIA Insurance Corporation up to February 17, 2009, and (c) an award of damages in an unspecified amount together with costs, expenses and attorneys’ fees in connection with the action. Defendants filed their motion to dismiss on May 6, 2009.

On April 6, 2009, a complaint was filed in the Court of Chancery for the State of Delaware against two subsidiaries of MBIA Inc., MBIA Corp. and National, entitled Third Avenue Trust and Third Avenue Variable Series Trust v. MBIA Insurance Corp. and MBIA Insurance Corp. of Illinois, CA 4486-UCL. Plaintiffs allege that they are holders of approximately $400 million of surplus notes issued by MBIA Corp. (for purposes of this section, the “Notes”) in January 2008. The complaint alleges (Count I) that certain of the Transactions, breached the terms of the Notes and the Fiscal Agency Agreement dated January 16, 2008 pursuant to which the Notes were issued. The complaint also alleges that certain transfers under the Transactions were fraudulent in that they allegedly left MBIA Corp. with “unreasonably small capital” (Count II), “insolvent” (Count III), and were made with an “actual intent to defraud” (Count IV). The complaint seeks a judgment (a) ordering the defendants to unwind the Transactions, (b) declaring that the Transactions constituted a fraudulent conveyance, and (c) damages in an unspecified amount. Defendants filed their motion to dismiss on April 27, 2009.

National Public Finance Guarantee Corporation

Notes to Financial Statements (Unaudited)

MBIA Inc. and National intend to vigorously defend against the aforementioned actions in which it is a defendant and against other potential actions, and MBIA Inc. and National do not expect the outcome of these matters to have a materially adverse effect on its business, results of operations or financial condition. MBIA Inc. and National cannot provide assurance, however, that the ultimate outcome of these actions will not cause a loss nor have a material adverse effect on its business, results of operations or financial condition.

There are no other material lawsuits pending or, to the knowledge of MBIA Inc. or National, threatened, to which MBIA Inc. or National is a party.

Note 17: Subsequent Events

Commitments and Contingencies

Refer to “Note 16, Commitments and Contingencies” for information about legal proceedings that commenced after March 31, 2009.